UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Kobex Minerals Inc.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

49989C105
(CUSIP Number)

Sprott Inc. Royal Bank Plaza, South Tower 200 Bay Street Suite 2700, PO Box 27 Toronto, Ontario M5J 2J1 (416) 943-4065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	49989C105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sprott Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,327,353

8.	SHARED VOTING POWER

7,150,000

9.	SOLE DISPOSITIVE POWER

1,327,353

10.	SHARED DISPOSITIVE POWER	[_]

7,150,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,477,353*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.4%**

14.	TYPE OF REPORTING PERSON

CO

*See Item 4
**Based on 46,082,413 shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed with the SEC on April 5, 2013.

CUSIP No.	49989C105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Exploration Capital Partners 2006 Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,150,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

7,150,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,150,000*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.5%**

14.	TYPE OF REPORTING PERSON

PN

* See Item 4.
** Based on 46,082,413 shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed with the SEC on April 5, 2013.

CUSIP No.	49989C105

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the common shares, no par value (the “Shares”), of Kobex Minerals Inc., a corporation organized in the Province of British Columbia, Canada (the “Issuer”). The address of the principal executive offices of the Issuer is 1700 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Sprott Inc., a corporation organized under the laws of the Province of Ontario, Canada (“Sprott”), and Exploration Capital Partners 2006 Limited Partnership, a California limited partnership (“Exploration 2006” and, together with Sprott, the “Reporting Persons”).

(b)
The address of the principal business and principal office of Sprott is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, PO Box 27, Toronto ON Canada M5J 2J1.  The address of the principal business and principal office of Exploration 2006 is 1910 Palomar Point Way, Suite 200, Carlsbad, CA 92008.

(b),(c)
Resource Capital Investment Corporation (“RCIC”), Rule Investments Inc. (“Rule”), and Sprott Asset Management USA Inc. (“SAM”) are each indirectly wholly-owned by Sprott. Sprott’s ownership of RCIC, Rule, and SAM are held through an intermediary holding company, which is Sprott US Holdings Inc. (“Sprott US”).  RCIC is the general partner of Exploration 2006 and Exploration Capital Partners 2008 Limited Partnership (“Exploration 2008”). Rule is the general partner of Sprott Global Resource Investments Ltd. (“Sprott Global”).  Exploration 2006 and Exploration 2008 are primarily engaged in the business of investing in securities.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Paul van Eeden is the sole director and sole officer of 2260761 Ontario Inc. (“226”), which is a private investment company headquartered in Ontario, Canada.  Mr. van Eeden is also a member of the Board of Directors of the Issuer (the “Board”).  As of a result of discussion between Mr. Paul van Eeden and Mr. Rick Rule, a member of the board of directors of Sprott, regarding (i) potential change in management and/or a change in Board membership of the Issuer, including potential director nominees and (ii) Mr. van Eeden’s intention to recommend to the Board that a number of existing directors resign and Board nominees acceptable to the Reporting Persons, Mr. Rule and Sprott replace such directors, the Reporting Persons may be deemed to be members of a group pursuant to the SEC’s beneficial ownership rules.  As such, due to the SEC’s beneficial ownership rules, Shares held by Mr. van Eeden and 226 may be deemed to be beneficially owned by the Reporting Persons.  Therefore, as of the date of this filing, the Reporting Persons may be deemed to beneficially own an aggregate of 12,222,353 Shares (the “Aggregate Shares”), including 3,745,000 Shares beneficially owned by Mr. van Eeden and 226, as reported on its Schedule 13D/A filed with the SEC on May 21, 2013.  See Item 4 for further discussion.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of Exploration 2006 Limited Partnership and other accounts managed by Sprott.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

No funds from the Reporting Persons were used to acquire any of the Shares beneficially owned by Mr. van Eeden or 226, the beneficial ownership of which the Reporting Persons expressly disclaim.

Item 4.	Purpose of Transaction.

The Reporting Persons initially acquired the Shares in the belief that the Shares represented an attractive investment opportunity.

On September 26, 2012, Sprott delivered a letter to the Issuer’s Chairman and Director, Roman Shklanka, and the Issuer’s Board of Directors (the “Board”).  In the letter, Sprott expressed its desire to help to refocus the Company so that it may achieve its stated objectives and suggested that the Issuer consider changes to the Board composition but had not suggested actual Board members in that regard.  Sprott stressed that management must act with a renewed sense of urgency and discipline to execute on strategic initiatives and reduce expenses.  Sprott also expressed its hope of continuing a constructive dialogue with the Issuer’s Board and senior management to address the challenges and opportunities facing the Issuer, and to ensure that it is run with the best interests of all shareholders as the primary objective. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On May 17, 2013, Mr. van Eeden, in his role as a director of the Issuer had a conversation with Mr. Rule and another member of the Board regarding Mr. van Eeden’s concern about the management of the Issuer.  Mr. Rule reiterated his concerns regarding the management of the Issuer.   Mr. van Eeden suggested some names of potential nominees that could be nominated to the Board of the Issuer to replace some of the existing directors, these included two nominees in addition to himself.  Mr. Rule suggested two other nominees, in addition to the currently serving director he previously recommended be nominated by the Issuer to the Board (collectively, the “Suggested Nominees”).  Mr. Rule stated that Mr. Eeden’s potential nominees were acceptable and Mr. van Eeden stated that Mr. Rule’s potential nominees were acceptable.  Neither the Reporting Persons nor Sprott agreed to vote in any manner regarding any particular nominee.  Mr. van Eeden stated his intentions to present the Suggested Nominees at the next meeting of the Board and propose that (i) four of the six directors other than Mr. van Eeden and the current director serving at the recommendation of Mr. Rule resign and be replaced by the Suggested Nominees, which would then stand for election at the next annual general meeting or (ii) that the four existing directors not stand for reelection and the Suggested Nominees would stand for election as nominees of the Issuer at the next annual general meeting.

Except as set forth above, there is no agreement or understanding with respect to the Reporting persons, Mr. van Eeden and 226.

As a result of this discussion, the Reporting Persons may be deemed to be members of a group, pursuant to the SEC beneficial ownership rules.  The Reporting Persons expressly disclaim membership of any group and expressly disclaim any beneficial ownership of any shares beneficially owned by Sprott.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, Sprott may be deemed to be the beneficial owner of 8,477,353 Shares or 18.4% of the Shares of the Issuer, based upon 46,082,413 Shares outstanding as of December 31, 2012 reported by the Issuer in the Issuer’s Form 20-F/A filed with the SEC on April 5, 2013, as adjusted for warrants beneficially owned by Sprott. As of the date hereof, Exploration 2006 may be deemed to be the beneficial owner of 7,150,000 Shares or 15.5% of the Shares of the Issuer based upon 46,082,413 Shares outstanding, as adjusted for warrants beneficially owned by Exploration 2006. As of the date hereof, Exploration 2008 may be deemed to be the beneficial owner of 769,249 Shares of the Issuer, Sprott Global may be deemed to be the beneficial owner of 557,690 Shares of the Issuer, and SAM may be deemed to be the beneficial owner of 414 shares of the Issuer.

Sprott has the sole power to vote or direct the vote of 1,327,353 Shares and the shared power to vote or direct the vote of 7,150,000 Shares. Exploration 2006 has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 7,150,000 Shares.

Sprott has the sole power to dispose or direct the disposition of 1,327,353 Shares and the shared power to dispose or direct the disposition of 7,150,000 Shares. Exploration 2006 has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 7,150,000 Shares.

(e)
As a result of the discussion with Mr. van Eeden to which they were party described in Item 4 above, the Reporting Persons may be deemed to be members of a group, pursuant to the SEC beneficial ownership rules.

Therefore, as of the date of this filing, the Reporting Persons may be deemed to beneficially own the Aggregate Shares, including Shares held by the Reporting Persons and Shares held by Mr. van Eeden and 226.  The Aggregate Shares represent approximately 26.5% of the Issuer’s outstanding Common Stock based on 46,282,413 shares of common stock of the Issuer reported to be outstanding, which is the sum of (i) 46,082,413 shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed with the SEC on April 5, 2013 and (ii) 200,000 shares of common stock underlying options to purchase common stock held by Mr. van Eeden.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Schedule B. All transactions were conducted on the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit 1.

The Reporting Persons hereby incorporate by reference the Issuer's Exhibit 99.1 - Letter, dated September 25, 2012, by the Reporting Persons to the Board of Directors of the Issuer – filed with Form 13G/A dated January 17, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2013
(Date)

SPROTT INC.

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Authorized Person

EXPLORATION CAPITAL PARTNERS 2006 LIMITED PARTNERSHIP

By:	/s/ Gretchen Carter
Name: Gretchen Carter
Title: Authorized Person

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

Joint Filer Agreement and Power of Attorney

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D/A with respect to the common stock, no par value, of Kobex Minerals Inc., a corporation organized in the Province of British Columbia, Canada. The undersigned further consent and agree to the inclusion of this agreement as an Exhibit to such Schedule 13D/A. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Each of the undersigned hereby irrevocably constitutes and appoints Kristin McTaggart (the “Attorney-in-Fact”) as agent and attorney-in-fact, with full power of substitution, with respect to the power and authority on behalf of each of the undersigned to execute and file or cause to be executed and filed any documents required to be filed by Section 13 of the 1934 Act or to execute any documents as required in connection with such required documents as a result of or in connection with each of the undersigned’s purchase of the securities to which the statement on Schedule 13D/A relates.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of May 31, 2013.

SPROTT INC.
By:  /s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Authorized Person

EXPLORATION CAPITAL PARTNERS 2006 LIMITED PARTNERSHIP
By:  /s/ Gretchen Carter
Name: Gretchen Carter
Title: Authorized Person

Schedule A

CERTAIN INFORMATION ABOUT THE EXECUTIVE OFFICERS
AND DIRECTORS OF THE REPORTING PERSONS

The following table sets forth certain information with respect to each executive officer and director of the Reporting Persons, as of May 31, 2013.

Name and Title	Reporting Person	Residence or Business Address	Principal Occupation	Country of Citizenship	Organization and Place where Occupation or Employment is Conducted

Eric S. Sprott, Chairman	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Chief Executive Officer	Canada
Mr. Sprott is Chief Executive Officer of Sprott Asset Management L.P. He is Chief Executive Officer and a Director of SAM GP He is also President and a Director of Sprott GenPar Ltd. and a Director of the Sprott Foundation. In addition, he is the Portfolio Manager responsible for the Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Offshore Fund, Sprott Offshore Fund II, Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and the Sprott discretionary managed accounts. He is a Canadian citizen.

Jack C. Lee, Lead Director	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Private Investor	Canada	Mr. Lee is the President of Facet Resources Ltd.
Marc Faber, Director	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Managing Director	Switzerland	Mr. Faber is the Managing Director of Marc Faber Ltd.
James T. Roddy, Director	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Corporate Director	Canada
Arthur Richards Rule IV, Director	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	President	U.S.A.	Mr. Rule is President and Chief Executive Officer Sprott US Holdings, Inc.
Paul H. Stephens, Director	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Chairman	U.S.A.	Mr. Stephens is Chairman & Partner Stephens Investment Management LLC
Peter Grosskopf, Chief Executive Officer	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Chief Executive Officer	Canada	Mr. Grosskopf is the Chief Executive Officer of Sprott Inc. and Chief Executive Officer of Sprott Resource Lending Corp.
Kevin Bambrough, President	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	President	Canada	Mr. Bambrough is President of Sprott Inc., President and Chief Executive Officer of Sprott Consulting L.P. and Sprott Consulting GP and Market Strategist of Sprott Asset Management L.P.
Steven Rostowsky, Chief Financial Officer	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Chief Financial Officer	Canada	Mr. Rostowsky is the Chief Financial Officer of Sprott Asset Management L.P., Chief Financial Officer of Sprott Inc., and Chief Financial Officer and a Director of SAM GP. He is a Canadian citizen.

Schedule B

Transactions in the Shares by Entities Advised by Sprott Inc.

Reporting Person	Amount of Shares Purchased/(Sold)	Date of Transaction	Price per share (excluding commissions)	Where and how transaction was effected

Sprott Global Resource Investments Ltd.	6,000	4/4/2013	$0.55	Open Market
Sprott Global Resource Investments Ltd.	(6,000)	4/4/2013	$0.55	Open Market
Sprott Global Resource Investments Ltd.	(20,062)	4/22/2013	$0.45	Open Market

SK 03883 0003 1385969